Skadden, Arps, Slate, Meagher & Flom llp
500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 ________ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com April 15, 2016
FIRM/AFFILIATE OFFICES
-----------
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
-----------
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	BlackRock Health Sciences Trust
- N-2 Filing

Ladies and Gentlemen:

On behalf of BlackRock Health Sciences Trust (the “Fund”), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder, and the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed Registration Statement on Form N-2 (the “Registration Statement”).

The Fund has claimed a filing fee offset pursuant to Rule 457(p) under the Securities Act with respect to this filing.

We wish to note that the Registration Statement contemplates on-going “at-the-market” offerings of the Fund’s common shares. All of the required disclosure is included in the prospectus; there is no Statement of Additional Information. The Fund has split the prospectus into two parts. Part I contains information that is specific to the Fund and expected to be the subject of periodic updating, and Part II contains information that is more generally applicable to the fund complex and expected to be the subject of less frequent updating. The prospectus identifies disclosure responses by Form N-2 item number.

We also note that the Fund received no-action relief from the Commission's staff on February 25, 2016 to file annual registration statement updates pursuant to Rule 486(b) under the Securities Act (the “No-Action Relief”). However, the Fund proposes to register additional securities and has thus filed a new registration statement on Form N-2, as required by the No-Action Relief.

We note that the Fund relies on exemptive relief (1940 Act Rel. Nos. 28690 (notice) & 28719 (order)) that permits it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each

Securities and Exchange Commission
April 15, 2016

year, and as frequently as distributions are specified in accordance with the terms of any outstanding preferred stock that it may issue.

If you have any questions or require any further information with respect to this Registration Statement, please call me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon